Exhibit Number 11

DIME COMMUNITY BANCSHARES, INC. AND SUBSIDIARY

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,		Nine Months Ended Marchr 31,
	2002	2001	2002	2001
Numerator:
Net Income	$10,155	$6,560	$27,670	$18,125
Denominator:
Average shares outstanding utilized in the calculation of basic earnings per share	24,213	23,737	23,799	23,837

Unvested shares of Recognition and Retention Plan	80	465	181	465
Common stock equivalents due to the dilutive effect of stock options	1,105	1,025	1,012	823
Average shares outstanding utilized in the calculation of diluted earnings per share	25,398	25,227	24,992	25,125

Note: All shares amounts stated reflect both the Company's 3-for-2 stock split in the form of 50% stock dividend paid on August 21, 2001, and the Company's 3-for-2 stock split in the form of 50% stock dividend paid on April 24, 2002.